Room 4561
December 1, 2005

Mr. Warren D. Edwards
Executive Vice President and Chief Financial Officer
Affiliated Computer Services, Inc.
2828 North Haskell
Dallas, TX 75204

      Re:	Affiliated Computer Services, Inc.
      Form 10-K for Fiscal Year Ended June 30, 2005
		Filed September 13, 2005
		Form 10-Q for Fiscal Quarter Ended September 30, 2005
		Filed November 9, 2005
      Form 8-K Filed October 20, 2005
      File No. 1-12665

Dear Mr. Edwards,

      We have reviewed your response letter dated October 18, 2005 and have the following additional comments. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.











Form 10-K for Fiscal Year Ended June 30, 2005

Consolidated Financial Statements

Consolidated Statements of Income, page 46
1. We have read your response to prior comment number 1. Notwithstanding the reasons identified in your response, we believe that you are required to comply with the provisions of Item 5-03(2)
of Regulation S-X. We believe that this will provide meaningful information and note that substantially all of your competitors listed on page 7 of your 2005 Form 10-K comply with this requirement.
We further believe that complying with Item 5-03 will not sacrifice transparency and note that you will be able to retain your operating income caption. In addition, providing a view of operations "through management`s eyes" and presenting information used by management to evaluate results may be accomplished through MD&A disclosure as indicated in Section I.B of SEC Release 33-8350 and in segment data in accordance with SFAS 131. Please revise your presentation to comply.

Note 22. Quarterly Results of Operations (unaudited), page 79
2. We have read your response to prior comment number 2 and do not believe it is appropriate for you to rely on SAB Topic 6.G that is intended to allow registrants in specialized industries to modify their presentations. We do not believe that your industry is specialized to the extent that a measure of gross profit is not required. In addition, we note that reporting gross profit does not preclude you from continuing to present operating income within these disclosures. Please revise your presentation to comply.

Form 8-K Filed October 20, 2005
3. We have read your response to prior comment number 3 and note that you refer to the narrative disclosures made in the "Use of Non-GAAP
Financial Information" section of your earnings release regarding adjusted diluted earnings per share. As these disclosures appear to be very brief and general, it is unclear how you have provided each disclosure described in Question 8 of the Frequently Asked Questions
Regarding the Use of Non-GAAP Financial Measures. Please explain to us how you have complied with this guidance considering you are excluding items that you describe as "infrequently occurring."




4. Please clarify for us how your calculation of "internal growth" addresses revenue ramp-up from new business entered into by an acquired company prior to the acquisition date. Indicate whether the calculation results in you considering revenue increases related to such contracts to be internal growth because the revenue had not yet been fully included in the pre-acquisition revenue. If these revenue increases are considered "internal growth," please explain to us why you have not provided clarifying disclosures so that readers understand this and do not confuse "internal growth" with other measures of growth.

Form 10-Q for Fiscal Quarter Ended September 30, 2005
5. We note that you adopted SFAS 123(R) during the quarter ended
September 30, 2005. Please explain to us how you considered disclosure of the following:

* The impact, if any, of estimating forfeitures on stock-based compensation expense recorded after adoption related to options that were granted prior to adoption. As part of your response, indicate how forfeitures were treated in your pre-adoption pro forma disclosures;
* How you established the beginning balance of the additional paid-in capital pool related to the tax effects of employee stock-based compensation;
* The effect, if any, of the adoption on the mechanics of your EPS calculations (e.g., determination of assumed proceeds);
* How you determined that relying exclusively on historical information to estimate volatility was appropriate; and
* The reasons for the decrease in the expected term since the first quarter of fiscal 2004.

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.








      You may contact Mark Kronforst at (202) 551-3451 or me at
(202)
551-3489 if you have any questions regarding these comments.


							Very truly yours,


							Brad Skinner
						Accounting Branch Chief
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Warren D. Edwards
Affiliated Computer Services, Inc.
December 1, 2005
Page 4